April 28, 2025
Raymond Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 446 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Suncoast Select Growth ETF
Dear Mr. Be:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Suncoast Select Growth ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The Registrant confirms that there are not expected to be any fee waivers, reimbursements, or recoupments related to the Fund.
Comment 3:In the fourth paragraph of the Principal Investment Strategies section, there is discussion of the Fund looking to identify companies that are selling at reasonable valuations compared to their intrinsic valuations. Briefly explain how the Fund will determine a company’s intrinsic value.
Response: The Registrant has updated the discussion to address the comment. Please see the italicized text listed below.
After the Sub-Adviser has identified the companies that satisfy its growth criteria, it analyzes such companies to determine which ones offer the highest long-term growth potential and provide a margin of safety. The margin of safety, the value component of the SEM-DIS strategy, is designed to take all the information obtained from the company-specific bottom-up analysis and identify those companies that are selling at reasonable valuations when compared to their intrinsic valuations. The Sub-Adviser defines the “intrinsic value” as an estimate of a company’s value based on the company’s fundamentals and expected future cash flows. When determining a company’s intrinsic value, the Sub-Adviser looks for the following characteristics, although the companies selected may not have all of these attributes: (1) increasing amounts of free cash flow; (2) consistently growing sales and earnings; and (3) minimal debt in relation to free cash flow or no debt at all. The Sub-Adviser generally avoids companies that are trading above their intrinsic valuations.

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Comment 4:In the Principal Investment Risk section, to the extent know, list under “Sector Risk” the specific sectors in which the Fund may invest a significant portion of its assets or supplementally clarify that no such sectors have been identified.
Response: The Fund’s strategy does not seek exposure to particular sectors so the Registrant does not know at this time what, if any, sector, or sectors, will receive significant investment. As a result, no specific sector risks have been added to the risk discussion.
Comment 5:In the Statement of Additional Information, there is a reference to Section 351 of the Internal Revenue Code. Supplementally advise whether the Fund anticipates purchases taking place pursuant to Section 351 and the extent it will be used to seed the Fund and/or used for subsequent purchases.
Response: The Registrant wants to clarify that the Fund will not be seeded through in-kind contributions pursuant to Section 351 of the Internal Revenue Code. In addition, the Registrant expects the Fund’s Share transactions will typically take place through the creation and redemption process with authorized participants.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.60%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$61	$192

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